Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended September 30,
(in thousands)	2009	2008	2007
Pretax income (loss)	$(73,285)	$8,425	$14,910
Fixed charges included in pretax income (loss)	43,893	52,250	49,386

Earnings	$(29,392)	$60,675	$64,296

Fixed charges:
Interest expense	$40,977	$51,196	$48,398
Interest expense in rental expense	1,059	1,054	988
Write-off of deferred finance charges	1,857	—	—

Total fixed charges	$43,893	$52,250	$49,386

Ratio of earnings to fixed charges	(0.7)	1.2	1.3

Coverage Deficiency(1)	$(14,501)

(1)	Represents amount of additional pre-tax earnings that would have been necessary to bring the ratio to 1.0.